#711-675 West Hastings Street
Vancouver, B.C.  Canada  V6B 1N2
Telephone:  604-685-2222
Fax:  604-685-3764
 www.amadorgoldcorp.com

April 27, 2011

VIA E-MAIL
U.S. Securities & Exchange Commission
100 F Street NE
Washington, D.C.  20549

Attention:  Mr. Paul Monsour

Dear Paul:

Re:	File No. 000-50422

We have amended the most recent Form 20F as follows:

General

1.
We have complied with your prior comment 1, regarding the addition of a Summary of Amendments in the forepart of our filing apprising readers of the reasons for the amendment and identifying the particular sections of the document where further details are presented.

As requested, we hereby identify details included in the “Summary of Amendments” within the Form 20F filing including the pages and sections where the changes can be found in the Form 20F:

“SUMMARY OF AMENDMENTS

General

1.
This amendment is filed to make revisions to the filing to meet reporting requirements for such terms as grab samples, yields up to, etc., and to augment reporting of historic geological data, and to correct the financial statements.

Fripp Property, p. 22 & Horwood Group, p. 30

2.	We have revised the disclosure in respect of grab samples previously disclosed and have now included a gross weight.

Keith & Sewell Property, p. 23 & Forge Lake & Otter Pond, p. 25 & Loveland 2, p. 27

3.	We have removed references to nearby mines and other mineral properties that exist in the proximity of our properties.

   Loveland 2, p. 28

4.	We have revised the reference to non-compliant 43-101 resources to comply with National Policy Instrument 43-101. The following has been inserted on page 28:

“References made to tonnage and grade on the “Cominco Zone” and the “Hollinger Zone” are derived from the public domain, specifically in the public files of the Ontario Ministry of Northern Development of mines. While these references delineate work done in the mid 1970s they do not comply with the more recent National Instrument Policy 43-101 and as such should not be relied upon by investors. Further work on the property has resulted in the Company issuing news releases showing drill results only; with no references made to tonnage or size of mineralized area.”

Financial Statements; Note 7-Commitments, p. F-31

5.	We have revised the disclosure to include the detail of the previous plans for a spin-off and the decision to abandon those plans.

Financial Statements; Note 12-Differences Between CDN & US GAAP, p. F-36-41

6.	We have corrected the explanation of the differences between Canadian & US GAAP as it pertains to mineral property costs.

Reconciling Consolidated Statements of Cash Flows, p. F-37

7.
The financial statements have been adjusted to provide consistent figures for 2009 investing activity under Canadian GAAP.  The correct amount is $1,208,433, and thus the amount has been adjusted to this.

Loveland 2 Property pages 26-29

2.	We have revised the reference to non-compliant 43-101 resources to comply with National Policy Instrument 43-101. The following has been inserted on page 28:

“References made to tonnage and grade on the “Cominco Zone” and the “Hollinger Zone” are derived from the public domain, specifically in the public files of the Ontario Ministry of Northern Development of mines. While these references delineate work done in the mid 1970’s they do not comply with the more recent National Instrument Policy 43-101 and as such should not be relied upon by investors. Further work on the property has resulted in the Company issuing news releases showing drill results only; with no references made to tonnage or size of mineralized area.”

Note 12 – Differences between Canadian & United States GAAP, page F-36 – F-41

a)	Mineral property costs, page F-36

1.	We concur with your comment and propose to replace the paragraph in error with the following description of the differences between Canadian and US GAAP:

“Canadian and US GAAP require that mineral property acquisition costs be capitalized until the property is sold, discontinued or abandoned.

US GAAP requires mineral property exploration costs to be expensed as incurred.  Once the Company has established and begins to develop a commercially mineable deposit it would begin to capitalize the development costs.  Under Canadian GAAP a company in the exploration stage has the option to capitalize mineral property exploration costs until the property evaluation is completed. Accordingly, for all periods presented, the Company has expensed all mineral property exploration costs for US GAAP purposes while capitalizing such costs for Canadian GAAP purposes.  As the Company has not incurred any development costs, the costs remaining for US GAAP purposes relate solely to mineral property acquisition costs..

Canadian and US GAAP require that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. When cash flows cannot be reasonably estimated prior to the completion of the property evaluation the Company considers other conditions for impairment write-down.  These conditions include unfavourable exploration results and significant unfavourable economic, legal, regulatory, environmental, political and other factors. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, the capitalized costs are written down to the estimated recoverable amount. Under Canadian GAAP impairment write-downs include capitalized exploration costs in addition to capitalized acquisition costs.  Under US GAAP an impairment write-down of a property in the exploration stage represents a write-down of capitalized acquisition costs.

For Canadian GAAP, cash flows relating to mineral exploration property costs are reported as investing activities.  For US GAAP, these costs are reported as operating activities.

We have conducted the impairment testing required under Canadian and U.S. GAAP for each period.  Based on our testing, we have concluded that there has been no impairment of the costs capitalized for our mineral properties under U.S. GAAP incremental to the impairment charges recognized in our primary financial statements under Canadian GAAP.”

The Amended Form 20F and financial statements provided herein will also be filed on EDGAR upon your review and response.

Yours truly,
AMADOR GOLD CORP.

/s/ “”Alan Campbell”

Director & CFO